eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125

November 26, 2014

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Ms. Jennifer Thompson
Mr. Jarrett Torno

Re:	eBay Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed January 31, 2014
File No. 000-24821

Ladies and Gentlemen:

Thank you for your letter dated November 18, 2014 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”).

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Overview, page 62

1.

Your response to comment 2 in our letter dated September 25, 2014 states that you “do not believe that the inclusion of closed transactions that are not ultimately consummated reduces the meaningfulness or usefulness of [y]our GMV metric.” Please elaborate on this statement as it is not obvious to us why a metric that measures consummated sales would not be more meaningful. As part of your response, tell us whether you earn any significant revenue from transactions that are closed but not ultimately consummated. Also tell us whether you track transactions that are closed but not consummated and, if possible, quantify the portion of GMV represented by these transactions.

Company response:

Our Marketplaces business is a platform to connect buyers and sellers. We measure our Marketplaces business by the growth in commerce enabled on our platforms. We consider ourselves to have enabled commerce when a transaction between a buyer and a seller is closed. This is reflected in our user agreements and how our final value fees are charged to our sellers, which are due when a transaction closes – not when a transaction is consummated. Additionally, our Marketplaces senior management is measured on this objective metric, namely GMV.

As part of our continuous efforts to improve trust and safety and enhance the customer experience on our platforms, we track transactions that are closed, but not consummated, on our Marketplaces platforms. We issue credits for most, but not all, GMV transactions that are not ultimately consummated, primarily as a means to provide a safe and trusted marketplace for our buyers and sellers. Certainly, we adjust revenue on an accrual basis for estimated credits and, accordingly, we do not derive significant revenues from transactions that are ultimately not consummated. However, as an objective metric of our success bringing buyers and sellers together on our platforms, we do not believe that the inclusion of transactions that are not ultimately consummated, reduces the meaningfulness of the GMV metric. To the extent that our pattern of estimating and issuing credits begins to skew our reported GMV metric or take rate, we will include appropriate disclosure in our future periodic filings.

Results of Operations, page 63

Marketplaces Net Transaction Revenues, page 66

2.	Your response to comment 3 in our letter dated September 25, 2014 indicates that approximately 11% of your total Marketplaces net transaction revenue results from listing fees which are a fixed amount per listing. Absent a narrow range of sales prices for listings in your Marketplaces segment, it appears that GMV would not be directly correlated to this listing fee revenue. Please confirm that if listing fee revenue becomes material, you will provide additional analysis of factors driving the change in this type of revenue beyond your current discussion of GMV; otherwise, explain to us in more detail how GMV is directly correlated to listing fee revenue.

Company response:

We acknowledge that approximately 11% of our Marketplaces net transaction revenue is generated from several revenue streams including listing fees and subscription fees. We also acknowledge that these revenue streams may not be directly correlated to GMV, however, they are positively correlated to GMV. Absent material changes in pricing due to competitive or other market factors, we would expect take rate to be consistent from period to period and GMV to maintain a high degree of correlation to net transaction revenues.

Should the revenue generated from fees other than final value fees become material drivers of our overall Marketplaces net transaction revenues we will provide additional analysis in our future periodic filings.

3.	We note your quantification of take rate within your response to comment 3 in our letter dated September 25, 2014. In future filings, please consider quantifying the take rate for each segment within your table of Supplemental Operating Data along with GMV, TPV, and Merchandise Sales. While we note that investors can calculate take rate from each segment’s net transaction revenues and the metrics currently presented within your table of Supplemental Operating Data, we believe a best practice would be to quantify this important operating metric for your investors to allow them to assess at a glance any significant change in the underlying factors that drive your net transaction revenue. Please also provide a footnote to the table explaining how take rate was calculated.

Company response:

We will enhance our Supplemental Operating Data table in future periodic filings, beginning with our Form 10-K for the year ending December 31, 2014, to include this rate as well as a footnote explaining how the rate was calculated.

Payments Net Transaction Revenues, page 66

4.	We note your response to comment 6 in our letter dated September 25, 2014. It appears that this segment’s take rate decreased by approximately 1% from 2012 to 2013, which appears to represent a loss of approximately $1.8 billion in revenue. Please tell us in more detail what caused the shift to larger merchants who pay lower rates during 2013, including whether there were any specific changes in your policies or pricing or any external factors of which management is aware that may have driven this shift. Also tell us how you considered disclosing in more detail the underlying factors that contributed to this shift so that investors would be able to better assess the likelihood that past results are indicative of future results.

Company response:

We respectfully advise the Staff that our Payments take rate declined by approximately 16 basis points in 2013 (as can be calculated from pages 72 and 73 of the Form 10-K). Revenue from both large merchants and small merchants has increased and we have not experienced a loss in revenue as a result of the growth in net TPV from new or existing large merchants. The growth in net TPV from new and existing large merchants has recently outpaced the growth in net TPV from new and existing small merchants. The result of the stronger growth in net TPV with large merchants (who pay lower take rates on average) versus small merchants has had the effect of reducing our overall take rate for our Payments segment.

We will enhance this discussion, including the factors driving the change, in our Payments segment take rate beginning with our Form 10-K for the year ending December 31, 2014. This will clarify that the growth in large merchants was a driver of revenue growth, but has had the effect of reducing the overall take rate for our Payments segment. We also advise the Staff that the reduction in our overall Payments take rate did not result from changes in our policies or from material changes in the price that we charge to merchants for our services. As of the date of the filing of the Form 10-K, we could not predict whether net TPV from larger merchants would continue to outpace growth from other merchants. At the point we can reasonably predict such a trend, we will disclose in our periodic filings.

Enterprise Net Transaction Revenues, page 67

5.	We note your response to comment 7 in our letter dated September 25, 2014. Since it appears that the decline in this segment’s take rate resulted in an 8% decline in this segment’s net transaction revenue, we continue to believe that a best practice would be to provide your investors with some insight from management into why this take rate declined during 2013. Please consider providing an explanation of any significant increase or decrease in take rate from period to period in future filings.

Company response:

As noted in our response to comment 3 above, will enhance our Supplemental Operating Data table in future periodic filings, beginning with our Form 10-K for the year ending December 31, 2014, to include take rate, including for our Enterprise segment. As noted in our previous response to comment 7 in your letter dated September 25, 2014, there are multiple factors that influence our Enterprise take rate and we will enhance our disclosure in future filings beginning with our Form 10-K for the year ending December 31, 2014.

*            *             *

In the instances indicated above, we believe that revisions in response to Staff’s comments will enhance our disclosure. However, we believe that the filings in question substantially comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-967-4123). In addition, you are welcome to contact Eric Haueter of Sidley Austin LLP at (415-772-1231).

Very truly yours,

eBay Inc.

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer

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